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                              September 25, 2023

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House
       Sussex Road, Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Registration
Statement on Form F-1
                                                            Filed September 20,
2023
                                                            File No. 333-274595

       Dear Haggai Alon:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 Filed September 20, 2023

       General

   1. Given the nature of the offering, including the substantial portion of your shares being registered for resale
that are held by a single entity relative to the number of shares outstanding, it appears
that the transaction may be an indirect primary offering. Please provide us with an
analysis of your basis for determining that it is appropriate to characterize the
transaction as a secondary offering under Securities Act Rule 415(a)(1)(i).
                                                        For guidance, please
see Question 612.09 of the Securities Act Rules Compliance and
                                                        Disclosure
Interpretations.
 Haggai Alon
FirstName LastNameHaggai    Alon
SMX (Security  Matters) Public Ltd Co
Comapany 25,
September NameSMX
              2023 (Security Matters) Public Ltd Co
September
Page 2    25, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Matthew Derby,
Legal Branch Chief, at (202) 551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Stephen E. Fox